EXHIBIT 99.1

CNEY Receives Nasdaq Delisting Determination for Minimum Bid Price Deficiency

LISHUI, China, Jan. 23, 2026 /PRNewswire/ — CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”), a Nasdaq-listed company, today announced that it received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination was issued because the bid price of the Company’s Class A ordinary share has closed at less than $1.00 per share for the previous 30 consecutive business days from December 3, 2025 through January 15, 2026 and, as a result, the Company does not comply with Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period or extension specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period and has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more. As noted in the Staff Determination, the Company effected a 1-for-30 reverse stock split on January 19, 2024 and a 1-for-25 reverse stock split on May 19, 2025, resulting in a cumulative 1-for-750 reverse stock split ratio for the Class A ordinary shares.

On January 21, 2026, the Company submitted a hearing request to appeal the Staff Determination to a hearings penal (the “Panel”). The hearing request automatically stays the suspension of trading in the Company’s securities and the filing of the Form 25-NSE with the Securities and Exchange Commission, in each case pending the Panel’s decision. In connection with the hearing, the Company intends to present a plan to the Panel seeking an exception or other relief to address the deficiencies identified in the Staff Determination. During the appeal process with the Panel, the Company’s Class A ordinary shares will continue to be listed and trade on Nasdaq.

The Staff Determination does not affect the Company’s business operations or its reporting obligations under the Securities Exchange Act of 1934, as amended.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol "CNEY." With patented proprietary bioengineering and physiochemical technologies, CNEY has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company's website at www.cneny.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Information contained on, or that can be accessed through, the Company's website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

ir@cneny.com